UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 28 April 2021

This appendix is not available as an online form Please fill in and submit as a PDF announcement	+Rule 2.7

Appendix 2A

Application for quotation of +securities

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

If you are an entity incorporated outside Australia and you are seeking quotation of a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.

*Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity here named) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.[1]	Kazia Therapeutics Limited
1.2

*Registration type and number

Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).

ACN: 37063259754
1.3	*ASX issuer code	KZA
1.4	*This announcement is Tick whichever is applicable.	☒ A new announcement ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement
1.5	*Date of this announcement	28 April 2021

[1]

Appendix 2A of the Listing Rules includes a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If the securities to be quoted have been issued by way of a pro rata offer, to give this warranty, you will generally need to have lodged a cleansing notice with ASX under section 708AA(2)(f) or 1012DAA(2)(f) of the Corporations Act within 24 hours before the securities are offered (see ASIC Regulatory Guide 189 Disclosure relief for rights issues). If in doubt, please consult your legal adviser.

+ See chapter 19 for defined terms
31 January 2020	Page 1

This appendix is not available as an online form Please fill in and submit as a PDF announcement	Appendix 2A Application for quotation of +securities

Part 2 – Type of issue

Question No.	Question	Answer
2.1

*The +securities to be quoted are:

Select whichever item is applicable.

If you wish to apply for quotation of different types of issues of securities, please complete a separate Appendix 2A for each type of issue.

☒ Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B
2.2a.1

*Date of Appendix 3B notifying the market of the proposed issue of +securities for which quotation is now being sought

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”

30 March 2021
2.2a.2

*Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Answer this question if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”.

No
2.2g.3

*Are any of these +securities being issued to +key management personnel (KMP) or an +associate

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”.

No
2.3	*The +securities to be quoted are: Tick whichever is applicable	☒ Additional +securities in a class that is already quoted on ASX (“existing class”)

Part 3A –	number and type of +securities to be quoted (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class” or “new class”.

Question No.	Question	Answer
3A.1	*ASX security code & description	KZA
3A.2	*Number of +securities to be quoted	3,037,580

+ See chapter 19 for defined terms
31 January 2020	Page 2

This appendix is not available as an online form Please fill in and submit as a PDF announcement	Appendix 2A Application for quotation of +securities

Part 3B –	number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is anything other than “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.3 is “existing class”.

Part 4 – Issue details

Question No.	Question	Answer
4.1	*Have the +securities to be quoted been issued yet?	Yes
4.1a	*What was their date of issue? Answer this question if your response to Q4.1 is “Yes”.	28 April 2021
4.1b	*What is their proposed date of issue? Answer this question if your response to Q4.1 is “No”.
4.2	*Are the +securities to be quoted being issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”.	Yes
4.2a	*In what currency is the cash consideration being paid For example, if the consideration is being paid in Australian Dollars, state AUD. Answer this question if your response to Q4.2 is “Yes”.	USD
4.2b

*What is the issue price per +security

Answer this question if your response to Q4.2 is “Yes” and by reference to the issue currency provided in your response to Q4.2a.

Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q4.2 as “No” and complete Q4.2c and Q4.2d.

USD1.317
4.2c	Please describe the consideration being provided for the +securities to be quoted Answer this question if your response to Q4.2 is “No”.
4.2d	Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted Answer this question if your response to Q4.2 is “No”.	AUD1.73
4.3	Any other information the entity wishes to provide about the issue

+ See chapter 19 for defined terms
31 January 2020	Page 3

This appendix is not available as an online form Please fill in and submit as a PDF announcement	Appendix 2A Application for quotation of +securities

Part 5 – Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

Note: the figures provided in the tables in sections 5.1 and 5.2 below are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity.

If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 5.1 and include in the table in section 5.2 any securities that do not have CDIs issued over them (and therefore are not quoted on ASX).

Restricted securities should only be included in the table in section 5.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 5.2.

5.1	*Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities the subject of this application)
	ASX security code and description	Total number of +securities on issue
	KZA	129,620,344

5.2	*Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX):
	ASX security code and description	Total number of +securities on issue
	KZAAA (employee options) KZAAC (convertible notes) KZAAD (employee options) KZAAE (employee options) KZAAF (employee options)	581,500 1,865,000 1,237,500 1,000,000 1,200,000

Part 6 – Other Listing Rule requirements

The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and:

-	your response to Q2.1 is “Being issued under a dividend/distribution plan” and the response to Q2.2b.2 is “No”; or

-	your response to Q2.1 is “Other”.

Note that if your response to Q2.1 is “Being issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”, it is assumed that you will have provided the information referred to in this Part in the Appendix 3B.

Question No.	Question	Answer
6.1	*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?	No
6.1a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the response to Q6.1 is “Yes”.
6.1b	*Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No”.	Yes

+ See chapter 19 for defined terms
31 January 2020	Page 4

This appendix is not available as an online form Please fill in and submit as a PDF announcement	Appendix 2A Application for quotation of +securities

6.1b.1	*How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q6.1 is “No” and the response to Q6.1b is “Yes”. Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.	3.037,580
6.1c

*Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the response to Q6.1 is “No”.

No

+ See chapter 19 for defined terms
31 January 2020	Page 5

This appendix is not available as an online form Please fill in and submit as a PDF announcement	Appendix 2A Application for quotation of +securities

6.1c.1

*How many +securities are being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

Answer this question if the response to Q6.1 is “No” and the response to Q6.1c is “Yes”.

Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

Introduced 01/12/19, amended 31/01/20

+ See chapter 19 for defined terms
31 January 2020	Page 6